UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
(Amendment No.  )

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

The China Fund, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

169373107
(CUSIP Number)

Thomas Griffith
c/o City of London Investment Management Company Limited
77 Gracechurch Street, London, UK EC3V 0AS
+44 207 711 0771
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 27, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
City of London Investment Group PLC, (CLIG) a company incorporated under the laws of England and Wales.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,812,930

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,812,930

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,812,930

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.3%

14	TYPE OF REPORTING PERSON*
HC

1	NAMES OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
City of London Investment Management Company Limited (CLIM), a company incorporated under the laws of England and Wales.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,812,930

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,812,930

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,812,930

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.3%

14	TYPE OF REPORTING PERSON*
IA

Item 1(a).            Name of Issuer:

The China Fund, Inc.

Item 1(b).            Address of Issuer’s Principal Executive Offices:

The principal executive offices of the Fund are located at:

The China Fund, Inc.
c/o State Street Bank and Trust Co.
2 Avenue de Lafayette, 6th Floor
P. O. Box 5049
Boston Massachusetts 02206-5049

Item 2.                 Identity and Background.

(a).  This statement is being filed by City of London Investment Group PLC ("CLIG") and City of London Investment Management Company Limited ("CLIM," and together with CLIG, the "Reporting Persons").

(b).  The business address and principal executive offices of CLIG are 77 Gracechurch Street London, EC3V 0AS England.  The directors and executive officers of CLIG, their business addresses and present principal occupation or employment are set forth on Annex A attached to this Schedule 13D.  The business address and principal executive offices of CLIM are 77 Gracechurch Street London, EC3V 0AS England.  The directors and executive officers of CLIM, their business addresses and present principal occupation or employment are set forth on Annex A attached.

(c).  CLIM is primarily an emerging markets fund manager, which specializes in investing in closed-end investment companies and is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940.  CLIM is controlled by CLIG.  CLIM is principally engaged in the business of providing investment advisory services to various public and private investment funds, including:
Emerging (BMI) Markets Country Fund ("BMI"), a private investment fund organized as a Delaware business trust;
Emerging Markets Free Fund ("CF"), a private investment fund organized as a Delaware business trust;
Emerging Markets Global Fund ("CG"), a private investment fund organized as a Delaware business trust;
Emerging Markets Investable Fund ("CI"), a private investment fund organized as a Delaware business trust;
Global Emerging Markets Fund ("EUREKA"), a private investment fund organized as a Delaware business trust;
The Emerging World Fund ("EWF"), a Dublin, Ireland-listed open-ended investment company;
Emerging Free Markets Country Fund ("FREE"), a private investment fund organized as a Delaware business trust;
Emerging Markets Country Fund ("GBL"), a private investment fund organized as a Delaware business trust;
Investable Emerging Markets Country Fund ("INV"), a private investment fund organized as a Delaware business trust;
and unaffiliated third-party segregated accounts over which CLIM exercises discretionary voting and investment authority (the "Segregated Accounts").

The Shares to which this Schedule 13D relates are owned directly by the City of London Funds and the Segregated Accounts, collectively "the Funds".

(d).  None of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding.

 (e).  None of the Reporting Persons has, during the last five years, been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which it or he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f).  City of London Investment Group PLC, (CLIG) and City of London Investment Management Company Limited (CLIM) are companies incorporated under the laws of England and Wales.

Item 3.                 Source and Amount of Funds or Other Considerations.

Beneficial ownership of the Shares to which this statement relates was acquired by the Reporting Persons with invested capital of the City of London Funds and the Segregated Accounts. The aggregate purchase price of the 3,812,930 Shares beneficially owned by the Reporting Persons was $67,012,104, inclusive of brokerage commissions.
The aggregate purchase price of the 308,857 Shares owned directly by BMI was $5,425,015, inclusive of brokerage commissions.
The aggregate purchase price of the 72,446 Shares owned directly by CF was $1,264,909, inclusive of brokerage commissions.
The aggregate purchase price of the 250,030 Shares owned directly by CG was $4,579,463, inclusive of brokerage commissions.
The aggregate purchase price of the 172,029 Shares owned directly by CI was $3,093,005, inclusive of brokerage commissions.
The aggregate purchase price of the 226,328 Shares owned directly by EUREKA was $4,485,874, inclusive of brokerage commissions.
The aggregate purchase price of the 147,124 Shares owned directly by EWF was $2,412,015, inclusive of brokerage commissions.
The aggregate purchase price of the 149,936 Shares owned directly by FREE was $2,510,520, inclusive of brokerage commissions.
The aggregate purchase price of the 305,041 Shares owned directly by GBL was $5,916,131, inclusive of brokerage commissions.
The aggregate purchase price of the 46,658 Shares owned directly by INV was $723,812, inclusive of brokerage commissions.
The aggregate purchase price of the 2,134,481 Shares owned directly by the Segregated Accounts was $36,601,361, inclusive of brokerage commissions.

Item 4.                 Purpose of Transaction.

The Reporting Persons sent the letter attached as Exhibit A to the Chairman of the Fund.

Item 5.                 Interests in Securities of the Issuer.

(a)
and (b).  As of the date hereof, CLIG, through its control of CLIM, and CLIM, in its capacity as investment adviser to the City of London Funds and the Segregated Accounts, have voting and dispositive power with respect to all 3,812,930 Shares owned directly by the City of London Funds and the Segregated Accounts, representing approximately 24.3% of the 15.7 million Shares outstanding as of April 26, 2017, as last reported by the Fund. As of the date hereof, BMI, CF, CG, CI, EUREKA, EWF, FREE, GBL, INV, and the Segregated Accounts owned directly 308,857; 72,446; 250,030; 172,029; 226,328; 147,124; 149,936; 305,041; 46,658; and 2,134,481 Shares, respectively, representing approximately 2.0%, 0.5%, 1.6%, 1.1%, 1.4%, 0.9%, 1.0%, 1.9%, 0.3% and 13.6% respectively, of the 15.7 million Shares outstanding as of April 26, 2017.

(c).	Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past 60 days is set forth below:

Portfolio	Tran Type	Trade Date	Par Values/Shares	Trade Price
Seg Acct	BUY	28-Feb-17	5,000	16.17
BMI	BUY	02-Mar-17	17,701	16.11
CG	BUY	02-Mar-17	17,701	16.11
Seg Acct	BUY	03-Mar-17	4,684	16.14
CG	BUY	03-Mar-17	8,783	16.14
Seg Acct	BUY	03-Mar-17	2,928	16.14
Seg Acct	BUY	03-Mar-17	8,783	16.14
Seg Acct	BUY	07-Mar-17	4,167	16.10
EUREKA	BUY	07-Mar-17	4,167	16.10
EWF	BUY	07-Mar-17	4,166	16.10
CF	BUY	13-Mar-17	4,979	16.19
Seg Acct	BUY	13-Mar-17	4,978	16.19
Seg Acct	BUY	13-Mar-17	2,987	16.19
Seg Acct	BUY	15-Mar-17	7,500	16.31
GBL	BUY	15-Mar-17	60,000	16.31
Seg Acct	BUY	15-Mar-17	10,797	16.31
BMI	BUY	16-Mar-17	43,107	16.55
BMI	BUY	17-Mar-17	29,677	16.66
CG	BUY	03-Apr-17	3,600	16.77
CG	BUY	05-Apr-17	15,402	17.00
CF	BUY	07-Apr-17	1,090	17.10
Seg Acct	SELL	24-Apr-17	76,496	17.14
Seg Acct	BUY	24-Apr-17	76,496	17.14
EUREKA	BUY	25-Apr-17	4,327	17.26

(d).  Other than disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

(e).  Not applicable.

Item 6.                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in Item 4 of this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Fund, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.                 Materials to be Filed as Exhibits

See Letter dated April 27, 2017, attached hereto as Exhibit A.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

April 27, 2017

CITY OF LONDON INVESTMENT GROUP PLC

/ s / Thomas Griffith
Name: Thomas Griffith
Title:  Director

CITY OF LONDON INVESTMENT
MANAGEMENT COMPANY LIMITED

/ s / Thomas Griffith
Name: Thomas Griffith
Title:  Director

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS

The names of the directors and executive officers of CLIG and their business addresses and present principal occupation or employment are set forth below.  If no business address is given, the business address of such director or executive officer is c/o City of London Investment Group PLC, 77 Gracechurch Street, London EC3V 0AS, England.

David Cardale	Non-Executive Chairman
Barry Olliff	Chief Executive Officer
Allan Bufferd	Non-Executive Director
Mark Driver	Non-Executive Director
Barry Aling	Non-Executive Director
Mark Dwyer	Executive Director
Tracy Rodrigues	Executive Director
Thomas Griffith	Executive Director

The names of the directors and executive officers of CLIM and their business addresses and present principal occupation or employment are set forth below.  If no business address is given, the business address of such director or executive officer is c/o City of London Investment Management Limited, 77 Gracechurch Street, London EC3V 0AS, England.

David Cardale	Non-Executive Chairman
Barry Olliff	Chief Executive Officer / Chief Investment Officer
Tracy Rodrigues	Finance Director
Thomas Griffith	Director
Mark Dwyer	Director

Exhibit A

April 27, 2017

Mr. Joe O. Rogers, Chairman
The China Fund, Inc.
2477 Foxwood Drive
Chapel Hill, NC  27514

Dear Mr. Rogers,

City of London Investment Management Company Limited ("City of London") is, on behalf of our clients, a long-term investor in The China Fund, Inc. ("the Fund").  We are writing in response to the Board's announcement on March 31, 2017, that "its Board of Directors has selected Open Door Investment Management, Ltd ("Open Door") to become its Investment Manager, subject to stockholder approval."

City of London will not support Open Door as Investment Manager of the Fund.  We would presume that every other stockholder must also be dismayed by the Board's decision.  The principals of Open Door are the same two individuals who were the most senior members of the investment team whose actions were at the core of the SEC Administrative Proceeding during their previous tenure as the Investment Manager of The China Fund, Inc. (https://www.sec.gov/litigation/admin/2014/ic-31066.pdf). The Board's decision in this instance reinforces our long-held view that stockholders should have no confidence in this Board.

We intend to submit a 14a-8 proposal to terminate the investment management contract prior to the deadline of September 21, 2017. This action would be separate from our intent to also vote against the approval of Open Door as Investment Advisor, and also separate from our intent to vote against all incumbent Directors up for re-election at the Fund's Annual General Meetings going forward.

Sincerely yours,

Jeremy Bannister
Director, Corporate Governance